Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	PROGEN PHARMACEUTICALS LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	T. Justus Homburg
Date of last notice	27 June 2007

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	13 February 2008
No. of securities held prior to change	27,778 ordinary fully paid shares 530,000 unlisted employee stock options 1,389 quoted stock options
Class	Ordinary fully paid shares.
Number acquired	25,000 ordinary fully paid PGLA shares purchased on NASDAQ.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	9,000 at $US1.63 per share; 5,000 at $US1.75 per share; 5,000 at $US1.66 per share; and 6,000 at $US1.69 per share.
No. of securities held after change	52,778 ordinary fully paid shares 530,000 unlisted employee stock options 1,389 quoted stock options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market NASDAQ purchases.

+ See chapter 19 for defined terms.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.